UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SANTARUS, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

802817304

(CUSIP Number)

Rick D. Scruggs, Executive Vice President, Business Development

William Bertrand, Jr., Senior Vice President, General Counsel

Salix Pharmaceuticals, Ltd.

8510 Colonnade Center Drive

Raleigh, NC 27615

(919) 862-1000

(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications)

With Copies to:

David B.H. Martin, Esq.

Keir D. Gumbs, Esq.

Covington & Burling LLP

1201 Pennsylvania Avenue, N.W.

Washington, DC 20004

(202) 662-6000

November 7, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

CUSIP No. 802817304	SCHEDULE 13D	Page 2 of 12

1	NAMES OF REPORTING PERSONS Salix Pharmaceuticals, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,236,082*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,236,082*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Beneficial ownership of the common stock of Santarus is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (as defined below) that it is the beneficial owner of any shares of Santarus common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The percentage calculation is based on 67,138,217 shares of Santarus common stock outstanding as of November 7, 2013 (as provided by Santarus) and 5,256,309 shares of Santarus common stock underlying stock options that are held by the Supporting Stockholders (as defined below) and are exercisable on November 7, 2013 or will become exercisable within 60 days thereafter.

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1	NAMES OF REPORTING PERSONS Salix Pharmaceuticals, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,236,082*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,236,082*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Beneficial ownership of the common stock of Santarus is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (as defined below) that it is the beneficial owner of any shares of Santarus common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The percentage calculation is based on 67,138,217 shares of Santarus common stock outstanding as of November 7, 2013 (as provided by Santarus) and 5,256,309 shares of Santarus common stock underlying stock options that are held by the Supporting Stockholders (as defined below) and are exercisable on November 7, 2013 or will become exercisable within 60 days thereafter.

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1	NAMES OF REPORTING PERSONS Willow Acquisition Sub Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,236,082*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,236,082*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	Beneficial ownership of the common stock of Santarus is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such common stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (as defined below) that it is the beneficial owner of any shares of Santarus common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The percentage calculation is based on 67,138,217 shares of Santarus common stock outstanding as of November 7, 2013 (as provided by Santarus) and 5,256,309 shares of Santarus common stock underlying stock options that are held by the Supporting Stockholders (as defined below) and are exercisable on November 7, 2013 or will become exercisable within 60 days thereafter.

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Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Santarus, Inc., a Delaware corporation (“Santarus”). Santarus’ principal executive offices are located at 3611 Valley Centre Drive, Suite 400, San Diego, California 92130.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly on behalf of (i) Salix Pharmaceuticals, Ltd., a Delaware corporation (“Parent”), (ii) Salix Pharmaceuticals, Inc., a California corporation and a wholly owned subsidiary of Parent (“Intermediary”) and (iii) Willow Acquisition Sub Corporation, a Delaware corporation and a wholly owned subsidiary of Intermediary (“Merger Sub”).

The address of the principal business and principal office of each of Parent, Intermediary and Merger Sub is 8510 Colonnade Center Drive, Raleigh, North Carolina 27615. The telephone number of each of Parent, Intermediary and Merger Sub is (919) 862-1000. Each of Parent and Intermediary is a specialty pharmaceutical company dedicated to acquiring, developing and commercializing prescription drugs and medical devices used in the treatment of a variety of gastrointestinal disorders, which are those affecting the digestive tract. Merger Sub was formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (as defined below) and has not engaged in any activities except in connection with these transactions.

Parent, Intermediary and Merger Sub are collectively hereinafter referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1.

The name, business address, present principal occupation or employment and citizenship of each executive officer and director of each of Parent, Intermediary and Merger Sub is set forth on Schedule A. During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to consummate the Offer (as defined below), described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference), and purchase all outstanding shares of Common Stock in the Offer and to provide funding in connection with the Merger is approximately $2.6 billion, plus related fees and expenses. The Reporting Persons expect to fund these payments through a combination of cash on hand and $1.95 billion in committed financing from Jefferies Finance LLC (“Jefferies”). Parent has received a commitment letter (the “Commitment Letter”) from Jefferies, pursuant to which Jefferies has agreed to provide Parent with a combination of a term loan facility in the amount of $1.2 billion and (in the event that a planned notes offering by Parent is not consummated prior to, or concurrently with, the Offer and the Merger (as defined below)) a bridge loan facility in the amount of $750 million. The obligation of Jefferies to provide financing is subject to customary conditions. The foregoing description of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Commitment Letter, which is attached as Exhibit 2 hereto and incorporated herein by reference.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

On November 7, 2013, Parent, Intermediary and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Santarus.

Pursuant to the terms and subject to the conditions of the Merger Agreement, Parent has agreed to cause Merger Sub to commence a cash tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Common Stock at a price per share equal to $32.00 (the “Offer Price”), net to the seller in cash, without interest, less any applicable withholding taxes. The obligation of Parent and Merger Sub to consummate the Offer is subject to the condition that, immediately prior to the expiration of the Offer, there be validly tendered and not validly withdrawn the number of shares of Common Stock that, when added to the shares of Common Stock then owned by Parent and its subsidiaries, would represent one share more than one half of the sum of (i) all shares of Common Stock then outstanding and (ii) all shares of Common Stock that Santarus may be required to issue upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans,

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obligations or securities convertible or exchangeable into shares of Common Stock, or other rights to acquire or be issued shares of Common Stock (including all then outstanding Santarus stock options), regardless of the conversion or exercise price or other terms and conditions thereof. The consummation of the Offer is also subject to the satisfaction of other customary conditions, including the termination or expiration of the waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Consummation of the Offer is not subject to any financing condition.

As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Santarus (the “Merger”), following which the separate existence of Merger Sub will cease and Santarus will continue as an indirect wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware, with no stockholder vote required to consummate the Merger. Pursuant to the terms and subject to the conditions of the Merger Agreement, at the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to such effective time (other than (i) shares held in the treasury of Santarus, (ii) shares owned by Parent, Merger Sub or any wholly owned subsidiary of Parent or Santarus and (iii) shares that are held by any stockholders who properly demand appraisal in connection with the Merger) will be canceled and converted automatically into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes.

The Merger Agreement contains representations and warranties and covenants customary for a transaction of this nature, including, without limitation, covenants regarding (i) the conduct of the business of Santarus prior to the consummation of the Offer and (ii) the use of reasonable best efforts to cause the Offer, the Merger and the other transactions contemplated by the Merger Agreement to be consummated.

The Merger Agreement prohibits Santarus from soliciting or initiating discussions with third parties regarding other proposals to acquire Santarus, and Santarus has agreed to certain restrictions on its ability to respond to such proposals, subject to the fulfillment of certain fiduciary requirements of Santarus’ board of directors under Delaware law. The Merger Agreement can be terminated by Parent or Santarus under certain circumstances, including without limitation (i) by Parent if Santarus makes a Company Adverse Recommendation Change (as defined in the Merger Agreement) and (ii) by Santarus (A) to enter into a Superior Proposal (as defined in the Merger Agreement) and (B) if, under certain circumstances, Merger Sub fails to commence the Offer within the period specified by the Merger Agreement. In connection with the termination of the Merger Agreement under specified circumstances, including with respect to a Company Adverse Recommendation Change, Santarus is required to pay to Parent a termination fee.

The Merger Agreement has been attached as an exhibit to this Schedule 13D and is incorporated herein by reference to provide investors with information regarding the terms of the agreement and is not intended to modify or supplement any factual disclosures about the Reporting Persons or Santarus in Parent’s or Santarus’ respective public reports filed with the Securities and Exchange Commission (the “SEC”). In particular, the Merger Agreement and related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Reporting Persons or Santarus. The representations and warranties in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which a party may have the right not to consummate the Offer if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establishing matters as facts.

Concurrently with the execution of the Merger Agreement, Parent and Merger Sub entered into a Tender and Support Agreement, dated as of November 7, 2013 (the “Support Agreement”), with the Santarus stockholders listed on the signature pages thereto (the “Supporting Stockholders”). Under the Support Agreement, the Supporting Stockholders have agreed to tender, and not withdraw, all shares of Common Stock beneficially owned by them as of the date of the Support Agreement or acquired by them after such date (collectively, the “Subject Shares”) no later than seven business days after the receipt by the Supporting Stockholders of all documents or instruments required to be delivered pursuant to the terms of the Offer. Notwithstanding the foregoing, the Supporting Stockholders will not be required to exercise any options or other equity awards under the Support Agreement. None of the Reporting Persons paid any consideration to the Supporting Stockholders in connection with the execution and delivery of the Support Agreement.

The Supporting Stockholders have also agreed that if their Subject Shares have not been previously accepted for payment pursuant to the Offer, at any meeting of the holders of shares of Common Stock the Supporting Stockholders will vote their Subject Shares against (i) any Acquisition Proposal or any Alternative Acquisition Agreement (each as defined in the Merger Agreement), (ii) any election of new directors to Santarus’ board of directors, other than nominees to Santarus’ board of directors who were serving as directors of Santarus on the date of the Support Agreement who are nominated for election by a majority of Santarus’ board of directors, or as otherwise provided in the Merger Agreement, (iii) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of such

CUSIP No. 802817304	SCHEDULE 13D	Page 7 of 12

Supporting Stockholder under the Support Agreement or of Santarus under the Merger Agreement and (iv) each of the following actions (other than the Offer and the Merger): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Santarus or its subsidiary, (B) any sale, lease or other transfer of a material amount of the assets of Santarus or its subsidiary, taken as a whole and (C) any reorganization, recapitalization, dissolution, liquidation or winding up of Santarus or its subsidiary. In furtherance of the Supporting Stockholders’ covenants under the Support Agreement, the Supporting Stockholders agreed to appoint Parent as their attorney-in-fact and proxy to attend all meetings of Santarus’ stockholders and to vote the Supporting Stockholders’ Subject Shares against the actions described in the immediately preceding sentence.

The Support Agreement limits the ability of the Supporting Stockholders to sell or otherwise transfer, encumber or grant proxies in respect of their Subject Shares. However, any Supporting Stockholder is permitted by the Support Agreement to transfer such stockholder’s Subject Shares under a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that existed as of November 7, 2013 (each, a “Rule 10b5-1 Plan”).

The Support Agreement will terminate upon certain circumstances, including upon (i) the effective time of the Merger, (ii) notice by Parent to the Supporting Stockholders, (iii) the termination of the Merger Agreement, (iv) the entry without the prior written consent of the Supporting Stockholders into an amendment or modification to the Merger Agreement or any waiver of any of Santarus’ rights under the Merger Agreement, in each case, that results in a decrease in the Offer Price, (v) the termination or withdrawal of the Offer by Parent or Merger Sub and (vi) the expiration of the Offer without Merger Sub having accepted for payment shares of Common Stock validly tendered in the Offer.

Based upon information provided by Santarus and the Supporting Stockholders, excluding options to purchase shares of Common Stock, the Supporting Stockholders beneficially owned, in the aggregate, 979,773 shares of Common Stock (representing approximately 1.5 percent of all outstanding shares of Common Stock) as of November 7, 2013. Including options to purchase shares of Common Stock exercisable on November 7, 2013 or becoming exercisable within 60 days thereafter, the Supporting Stockholders beneficially owned, in the aggregate, 6,236,082 shares of Common Stock (representing approximately 8.6 percent of all outstanding shares of Common Stock after giving effect to the exercise of such options) as of November 7, 2013.

The purpose of the Offer is to acquire control of, and ultimately following the Merger, the entire equity interest in, Santarus while allowing Santarus’ stockholders an opportunity to receive the Offer Price promptly by tendering their shares of Common Stock into the Offer. If the Offer is consummated, Parent will be entitled to elect or designate a number of directors, rounded up to the next whole number, on Santarus’ board of directors that is equal to the product of (i) the total number of directors on Santarus’ board of directors (after giving effect to the directors elected or designated by Parent) multiplied by (ii) the percentage that the aggregate number of shares of Common Stock then owned directly or indirectly by Parent bears to the total number of shares of Common Stock then outstanding, and Parent will be entitled to have such designees elected or appointed to such classes of Santarus’ board of directors so as to be as evenly distributed as possible among the three classes of Santarus’ board of directors.

After the consummation of the Offer, Parent and Merger Sub intend to consummate the Merger as promptly as practicable, subject to the satisfaction or waiver of certain conditions. At the effective time of the Merger, (i) the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety as set forth in an exhibit to the Merger Agreement, (ii) the bylaws of Merger Sub, as in effect immediately prior to the effective time of the Merger, will be the bylaws of the Surviving Corporation and (iii) the directors and officers of Merger Sub immediately prior to the effective time of the Merger will be the initial directors and officers of the Surviving Corporation.

Following the Merger, the Common Stock will no longer be traded on the NASDAQ Global Select Market, there will be no public market for the Common Stock and the registration of the Common Stock under the Exchange Act will be terminated.

Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, Parent has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Support Agreement is qualified in its entirety by reference to the full texts of these agreements, the terms of which are incorporated herein by reference to Exhibit 3 and Exhibit 4, respectively, of this Schedule 13D.

About the Tender Offer

The Offer for the outstanding Common Stock has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the Offer is commenced, Parent and Merger Sub will file a tender offer statement on Schedule TO with the SEC, and Santarus will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the

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Offer. The Offer to purchase shares of Common Stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement, as each may be amended from time to time, will contain important information that should be read carefully by Santarus’ stockholders before any decision is made with respect to the Offer. These materials will be sent free of charge to all of Santarus’ stockholders when available. All stockholders of Santarus may obtain a free copy of the tender offer statement and the solicitation/recommendation statement (when available) on the SEC’s website: www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement. Copies of Santarus’ filings with the SEC may be obtained free of charge at the “Investors” section of Santarus’ website at www.santarus.com.

SANTARUS’ STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Item 5. Interest in Securities of the Issuer.

(a)—(b) Other than those shares of Common Stock that may be deemed to be beneficially owned by operation of the Support Agreement, the Reporting Persons do not beneficially own any shares of Common Stock. As a result of the Support Agreement, the Reporting Persons may be deemed to possess shared voting power to vote up to 6,236,082 shares of Common Stock against certain matters described in Item 4 above, and thus, each Reporting Person may be deemed to be the beneficial owner of up to 6,236,082 shares of Common Stock. All shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 8.6 percent of the outstanding shares of Common Stock as of November 7, 2013 (after giving effect to the exercise of options to purchase 5,256,309 shares of Common Stock held by the Supporting Stockholders that are exercisable within 60 days of November 7, 2013).

As described in Item 4, the Support Agreement permits any Supporting Stockholder to sell such stockholder’s Subject Shares under a Rule 10b5-1 Plan. The Reporting Persons have been advised that, pursuant to this provision and in accordance with Rule 10b5-1 Plans, since the date of the Support Agreement, a total of 71,809 shares of Common Stock issued upon the exercise of stock options have been sold by the Supporting Stockholders. As a result of such sales, as of November 15, 2013, an aggregate of 6,247,472 shares of Common Stock, representing approximately 8.6 percent of the 67,234,002 outstanding shares of Common Stock as of November 15, 2013 (after giving effect to the deemed exercise of options to purchase 5,267,699 shares of Common Stock held by the Supporting Stockholders that are exercisable on November 15, 2013 or that will become exercisable within 60 days thereafter), are beneficially owned by the Supporting Stockholders.

The Reporting Persons (i) are not entitled to any rights as a stockholder of Santarus as to the shares of Common Stock covered by the Support Agreement, except as otherwise expressly provided in the Support Agreement and (ii) disclaim all beneficial ownership of such shares of Common Stock as permitted by Rule 13d-4 under the Exchange Act. Except as set forth in this Item 5(a)–(b), none of the Reporting Persons and, to the best knowledge of the Reporting Persons, no person named in Schedule A beneficially owns any shares of Common Stock.

(c) Except as described in this Schedule 13D, there have been no transactions in shares of Common Stock effected by any of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any person named in Schedule A, during the past 60 days.

(d) Other than the Supporting Stockholders, to the best knowledge of the Reporting Persons, none of the Reporting Persons nor any of their respective executive officers and directors named in Schedule A has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Item 3, Item 4 and Item 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the agreements described in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons or any person listed in Schedule A, or between any such person and any other person, with respect to any securities of Santarus,

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including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of November 15, 2013, among Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Willow Acquisition Sub Corporation.

Exhibit 2	Commitment Letter, dated as of November 7, 2013, between Jefferies Finance LLC and Salix Pharmaceuticals, Ltd.

Exhibit 3	Agreement and Plan of Merger, dated as of November 7, 2013, among Salix Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc., Willow Acquisition Sub Corporation and Santarus, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Salix Pharmaceuticals, Ltd. on November 7, 2013).

Exhibit 4	Tender and Support Agreement, dated as of November 7, 2013, among Salix Pharmaceuticals, Ltd., Willow Acquisition Sub Corporation and the stockholders listed therein (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Salix Pharmaceuticals, Ltd. on November 7, 2013).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2013

SALIX PHARMACEUTICALS, LTD.

By:	/S/ CAROLYN J. LOGAN
Name: Carolyn J. Logan
Title: President and Chief Executive Officer

SALIX PHARMACEUTICALS, INC.

By:	/S/ CAROLYN J. LOGAN
Name: Carolyn J. Logan
Title: President and Chief Executive Officer

WILLOW ACQUISITION SUB CORPORATION

By:	/S/ TIMOTHY J. CREECH
Name: Timothy J. Creech
Title: President

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SCHEDULE A

Directors and Executive Officers of Parent. The following table sets forth the name and present principal occupation or employment for each director and executive officer of Parent. The current business address of each person is 8510 Colonnade Center Drive, Raleigh, North Carolina 27615 and the current telephone number is (919) 862-1000. Each director and executive officer of Parent is a citizen of the United States of America.

Name	Present Principal Occupation or Employment

Thomas W. D’Alonzo	Director and Chairman of the Board of Directors of Parent

John F. Chappell	Director of Parent

William P. Keane	Director of Parent

Mark A. Sirgo	Director of Parent; President and Chief Executive Officer of BioDelivery Sciences International, Inc. (a specialty pharmaceutical company with its address at 810 Corporate Center Drive, Suite #210, Raleigh, North Carolina 27607)

Carolyn J. Logan	President, Chief Executive Officer and Director of Parent and Intermediary

Adam C. Derbyshire	Executive Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Assistant Secretary of Parent and Intermediary

William P. Forbes	Executive Vice President, Research and Development and Chief Development Officer of Parent and Intermediary

Rick D. Scruggs	Executive Vice President, Business Development of Parent and Intermediary

Directors and Executive Officers of Intermediary. The following table sets forth the name and present principal occupation or employment for each director and executive officer of Intermediary. The current business address of each person is 8510 Colonnade Center Drive, Raleigh, North Carolina 27615 and the current telephone number is (919) 862-1000. Each director and executive officer of Intermediary is a citizen of the United States of America.

Name	Present Principal Occupation or Employment

Carolyn J. Logan	President, Chief Executive Officer and Director of Parent and Intermediary

Adam C. Derbyshire	Executive Vice President, Finance and Administration, Chief Financial Officer, Treasurer and Assistant Secretary of Parent and Intermediary; Director of Intermediary

William P. Forbes	Executive Vice President, Research and Development and Chief Development Officer of Parent and Intermediary

Rick D. Scruggs	Executive Vice President, Business Development of Parent and Intermediary

Directors and Executive Officers of Merger Sub. The following table sets forth the name and present principal occupation or employment for each director and executive officer of Merger Sub. The current business address of each person is 8510 Colonnade Center Drive, Raleigh, North Carolina 27615 and the current telephone number is (919) 862-1000. Each director and executive officer of Merger Sub is a citizen of the United States of America.

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Name	Present Principal Occupation or Employment

Timothy Creech	Vice President, Finance and Administrative Services of Parent and Intermediary; Director and President of Merger Sub

William Bertrand, Jr.	Senior Vice President, General Counsel and Corporate Secretary of Parent and Intermediary; Director and Secretary of Merger Sub